Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

November 4, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 3, 2025, The Nasdaq Stock Market (the "Exchange") received from Elauwit Connection, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Shares of Common Stock, par value $0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi